Exhibit 99.1

PRESS RELEASE

Cascades Inc.	Téléphone: (819) 363-5100
404, boulevard Marie-Victorin	Télécopie: (819) 363-5155
Case postale 30
Kingsey Falls
(Quebec) Canada
J0A 1B0

NORMAL COURSE ISSUER BID

Kingsey Falls, March 09, 2005 — Cascades Inc. (“Cascades”) announces that the Toronto Stock Exchange accepted its notice of intention to begin a normal course issuer bid in respect of its Common Shares.  Purchases pursuant to the normal course issuer bid will not commence prior to March 11, 2005 and will not continue beyond March 10, 2006.  The Common Shares purchased shall be cancelled.

The notice will enable Cascades to acquire up to 4,068,707 Common Shares which represent approximately 5% of the 81,374,140 issued, and outstanding Common Shares as of March 9, 2005.  During the last 12 months, Cascades purchased 542,600 Common Shares at an average cost of $13.51.

All purchases will be made through the Toronto Stock Exchange in accordance with its requirements.

Cascades considers that the shares to be acquired may, from time to time, be undervalued in the market and represent an excellent opportunity to enhance shareholder value.

For further information:	Source:
Mr. Christian Dubé	Mr. Robert F. Hall
Vice-president and Chief Financial Officer	Vice-president Legal Affairs and Corporate
Cascades Inc.	Secretary
Telephone: (819) 363-5168	Cascades Inc.
christian_dube@cascades.com	Telephone: (819) 363-5116
rhall@cascades.com

Mr. Marc Jasmin

Director, Investor Relations

Cascades Inc.

Telephone: (514) 282-2681

marcjasmin@cascades.com